Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended
	December 31,
	2011	2010	2009	2008	2007
	(in millions)
Earnings:
Loss from continuing operations before income taxes	$(2,636)	$(3,299)	$(3,494)	$(4,060)	$(29,775)
Equity in losses of unconsolidated investments	1,730	1,286	803	64	3
Fixed charges	2,068	2,081	2,047	2,094	2,213
Interest capitalized	(413)	(13)	(12)	(123)	(127)
Amortization of interest capitalized	48	85	85	80	72
Earnings (loss), as adjusted	797	140	(571)	(1,945)	(27,614)
Fixed charges:
Interest expense, gross	1,011	1,464	1,450	1,362	1,433
Interest capitalized	413	13	12	123	127
Portion of rentals representative of interest	644	604	585	609	653
Fixed charges	2,068	2,081	2,047	2,094	2,213
Ratio of earnings to fixed charges	— (1)	— (2)	— (3)	— (4)	— (5)

(1)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion in 2011.

(2)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010

(3)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.

(4)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.

(5)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $29.8 billion in 2007.